Arp
4/8/2002

TC 414

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52605

SEC MAIL PROCESSING
RECEIVED
MAR 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL SOLUTIONS INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11641 KEW GARDENS AVENUE SUITE 101
(No. and Street)

PALM BEACH GARDENS (City) FLORIDA (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE PREVOST 561-624-0594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE (Address) MIAMI (City) FL (State) 33133 (Zip Code)

PROCESSED
APR 09 2002
P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BRUCE PREVOST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL SOLUTIONS INTERNATIONAL, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

MICHELLE ALLEN
MY COMMISSION # DD 084118
EXPIRES: January 14, 2006
Bonded Thru Notary Public Underwriters

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
Financial Solutions International, LLC
Palm Beach Gardens, Florida

We have audited the accompanying statement of financial condition of Financial Solutions International, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Solutions International, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kaufman Rossin & Co.

Miami, Florida
February 15, 2002

FINANCIAL SOLUTIONS INTERNATIONAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	16,782
RECEIVABLE FROM BROKER (NOTE 6)		6,065
DUE FROM MEMBER (NOTE 2)		7,515
PROPERTY AND EQUIPMENT (NOTE 3)		36,113
	$	66,475
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	10,544
LEASE COMMITMENTS (NOTE 4)		
MEMBERS' EQUITY		55,931
	$	66,475

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Financial Solutions International, LLC, (the Company) is a broker of various types of equity, debt, and mutual fund instruments. The Company acts in an agency capacity, buying and selling these instruments for its customers, nationwide, and charging a commission. The Company also provides investment advisory services.

The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective on January 9, 2001. In addition, effective January 10, 2001, the Company received authorization pursuant to Chapter 517 of the Florida Statutes, to operate as an investment adviser in the State of Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon estimated useful lives of five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a Florida limited liability company and, accordingly, is not subject to federal or state income taxes. The income or loss of the Company is included in the tax returns of its members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. DUE FROM MEMBER

Due from member represents an amount due from one of the Company's members. This amount is non-interest bearing and due on demand.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

Office equipment	$ 2,220
Leasehold improvements	42,802
	45,022
Less: accumulated depreciation and amortization	(8,909)
	$ 36,113

NOTE 4. LEASE COMMITMENTS

The Company is obligated under two non-cancelable lease agreements, expiring January 2003 and August 2005, for its office facilities in Palm Beach Gardens, Florida.

NOTE 4. LEASE COMMITMENTS (Continued)

Approximate net future minimum payments under the non-cancelable leases for the years subsequent to December 31, 2001, are as follows:

2002	$ 116,000
2003	101,000
2004	103,000
2005	71,000
	$ 391,000

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-twelfth (for initial year then, one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $6,238 which exceeded requirements by $1,238, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.69 to 1.

NOTE 6. RISK CONCENTRATIONS

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns, whose principal office is in New York City. At December 31, 2001, the receivable from broker in the accompanying statement of financial condition is due from this brokerage firm.